SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 20, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200-224-4th Ave. S. Saskatoon, SK S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 20, 2003 Claude Resources Inc.

By: /s/ Val Michasiw Val Michasiw Secretary/Treasurer

News release via Canada NewsWire, Montreal 514-878-2520 -MC-

Attention Business Editors: Claude Arranges Funding for 2004 Exploration Program

Not for distribution to U.S. news wire services or dissemination in the United States.

MONTREAL, Nov. 20 /CNW Telbec/ - Claude Resources Inc. (Claude) (TSE: CRJ) is proceeding with a private placement offering of flow-through common shares on a non-brokered basis to raise a maximum of $2,500,000.

The offering, which is subject to regulatory approval, consists of up to 1,000,000 common shares at $2.50 per share. It is planned to close this transaction on or before December 5, 2003.

A finder’s and advisory fee is payable in connection with this private placement financing.

It is the intention of Claude to use the net proceeds from the issuance of the shares to finance its 2004 exploration programs.

-0- 11/20/2003

     /For further information: Neil McMillan, President, (306) 668-7505;
Renmark Financial Communciations Inc., (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com; Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; Edith English:
eenglish(at)renmarkfinancial.com/
(CRJ.)

CO:	CLAUDE RESOURCES INC.
ST:	Quebec
IN:	MNG
SU:	FNC